

September 13, 2013

Via Email
Mr. Stephen A. Garcia
Chief Financial Officer
MRV Communications, Inc.
20415 Nordhoff Street
Chatsworth, CA 91311

      Re: MRV Communications, Inc.
              Form 10-K for the Year Ended December 31, 2012
              Filed April 2, 2013
              File No. 001-11174

Dear Mr. Garcia:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Note 13. Segment Reporting and Geographic Information, page 77

1. We note your disclosure of revenues by geographical area, including "Americas, Europe and Asia Pacific." Please explain to us how your disclosure complies with FASB ASC 280-10-50-41a, which requires separate disclosure of revenues attributed to your country of domicile. Otherwise, confirm that you will revise your future filings to comply and provide us with a copy of your proposed revised disclosures using the December 31, 2012 amounts.

2. In addition, we note from page 39 that all Network Integration revenues, or 49% of your consolidated revenues, were generated in Italy and we note that FASB ASC 280-10-50-41 requires that if revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. Please revise your future filings to

comply. Please provide us with a copy of your proposed revised disclosures using the December 31, 2012 amounts.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant